
07003602

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2007
WASH. D.C.
153
SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-50460

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Brownstone Investment Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Third Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Lowey — (212) 905-0555
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — if individual, state last, first, middle name)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
MAR 2 9 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

STATE OF NEW YORK
COUNTY OF NEW YORK ss:

OATH OR AFFIRMATION

I, Douglas Lowey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brownstone Investment Group, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public

MAUREEN McNELLIS GIBSON
Notary Public, State of New York
No. 31-7872165
Qualified in New York County
Commission Expires Jan. 31, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROWNSTONE INVESTMENT GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Brownstone Investment Group, LLC

We have audited the accompanying statement of financial condition of Brownstone Investment Group, LLC (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Brownstone Investment Group, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed more fully in Note I to the statement of financial condition, the Company is in litigation with a capital account holder.



New York, New York
February 27, 2007

BROWNSTONE INVESTMENT GROUP, LLC

Statement of Financial Condition
December 31, 2006

ASSETS	
Cash	$ 1,848,036
Restricted cash	131,143
Securities owned, at market value	29,740,779
Due from broker	9,160,974
Dividends and interest receivable	444,729
Furniture and equipment	478,956
Other assets	15,070
	$ 41,819,687
LIABILITIES, MEMBERS' EQUITY AND CAPITAL ACCOUNT HOLDER	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 26,151,804
Interest payable on securities sold short	551,934
Accrued expenses	501,552
	27,205,290
Members' equity and capital account holder	14,614,397
	$ 41,819,687

See notes to statement of financial condition

BROWNSTONE INVESTMENT GROUP, LLC

Notes to Statement of Financial Condition
December 31, 2006

NOTE A - ORGANIZATION

Brownstone Investment Group, LLC (the "Company") is a limited liability company organized primarily to engage in high-yield debt securities transactions solely for its own account. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC"), and is a member of the National Association of Securities Dealers, Inc.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1] Securities transactions:

The Company records transactions in securities on a trade-date basis.

Securities owned and securities sold, not yet purchased, are stated at market value.

Securities which do not have a readily ascertainable market value are valued at their estimated fair value as determined by management.

[2] Income taxes:

No provision for federal income taxes has been made since, as a limited liability company, the Company is not subject to income taxes.

[3] Furniture, equipment and depreciation:

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related asset.

[4] Estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[5] New accounting pronouncement:

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157 ("SFAS 157"), "Fair Value Measurements". SFAS 157 defines fair value and establishes a framework for measuring fair value. It also expands the disclosures about the use of fair value to measure assets and liabilities. SFAS 157 is effective beginning the first fiscal year that begins after November 15, 2007. Management is currently evaluating the impact, if any, of the adoption of SFAS 157 on the statement of financial condition.

BROWNSTONE INVESTMENT GROUP, LLC

Notes to Financial Statements
December 31, 2006

NOTE C - SECURITIES OWNED, SECURITIES NOT READILY MARKETABLE AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, at December 31, 2006 consist of:

	Securities Owned	Securities Sold, not yet Purchased
Corporate bonds	$ 28,828,264	$ 26,138,352
Equity securities	912,515	13,452
	$ 29,740,779	$ 26,151,804

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2006, at market value, and will incur a loss if the market value of the securities increases subsequent to December 31, 2006. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in market value.

NOTE D - RECEIVABLE TO/FROM CLEARING BROKER AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Company's proprietary transactions are provided by two brokers pursuant to clearance agreements.

At December 31, 2006, due to/from clearing broker in the statement of financial condition represents the Company's net purchases of securities and cash collateral for its short positions. Substantially all securities owned, reflected on the statement of financial condition, are positions held by the clearing brokers.

The Company maintains cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

NOTE E - FIXED ASSETS, NET

The Company's fixed assets, net at December 31, 2005 consist of the following:

Software	$ 77,777
Furniture and fixtures	179,051
Equipment	238,831
Leasehold improvements	177,489
	673,148
Less accumulated depreciation	(194,192)
Fixed assets, net	$ 478,956

BROWNSTONE INVESTMENT GROUP, LLC

Notes to Financial Statements
December 31, 2006

NOTE F - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's rule 15c3-1 that specifies minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the aggregate indebtedness method permitted by the rule, which requires that the broker-dealer maintain minimum net capital of $100,000. As of December 31, 2006, the Company had net capital, as defined, of $9,476,325 which exceeded its requirement by $9,376,325. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1 at December 31, 2006.

NOTE G - LEASES

In December of 2005 the Company entered into a lease agreement (the "Lease") which commences on June 2, 2006 and expires in May 2014. In connection with the Lease, the Company obtained an irrevocable letter of credit in the amount of $125,235 in favor of the landlord for the Company's obligation under its real estate lease. Minimum future annual rental payments at December 31, 2006 are as follows:

2007	$ 250,470
2008	250,470
2009	260,211
2010	267,168
2011	267,168
Thereafter	378,488
	$ 1,673,975

NOTE H - RETIREMENT PLAN

The Company has a 401(k) profit-sharing plan covering all eligible employees as defined in the plan. Contributions are made at the discretion of employees.

NOTE I - CONTINGENCIES

[1] On January 31, 2006, the Company filed a lawsuit against a capital account holder. On February 23, 2006, the capital account holder denied all the allegations in the lawsuit and filed a counterclaim (the "Counterclaim") against the Company and certain of its members. The Counterclaim seeks at least $20,000,000 in compensatory damages plus punitive damages against the Company. Management believes that the Counterclaim against the Company is without merit and is vigorously opposing all claims, however, as with all litigation, the outcome is presently undeterminable. The managing member has the option to pay departing members and capital account holders, the balance of their capital accounts. At December 31, 2006, the managing member had not paid the balance of the capital account, which amounted to approximately $944,000 to this capital account holder.

NOTE J - SUBSEQUENT EVENTS

Subsequent to December 31, 2006, members withdrew capital of approximately $4,462,000.

On February 20, 2007, the managing member amended the Company's operating agreement.

END